As filed with the Securities and Exchange Commission on July 17, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                           For the month of July 2003
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             METRO INTERNATIONAL SA
                 (Translation of registrant's name into English)

                               75, Route de Longwy
                                LU-8080 Bertrange
                                   Luxembourg
                    (Address of principal executive offices)




         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F ...X...          Form 40-F ......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes ......                 No ...X...

                                  [METRO LOGO]


FOR IMMEDIATE RELEASE                                               17 July 2003


                                 CONFERENCE CALL
             FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003


                              Thursday 24 July 2003
                            11.00 AM (EST - New York)
                             4.00 PM (BST - London)
                            5.00 PM (CET - Stockholm)

            PRESENTERS: Pelle Tornberg - President and Chief Executive Officer
                        Jens Torpe - Chief Operating Officer
                        Robert Patterson - Chief Financial Officer

The financial results will be released on Thursday 24 July 2003, at 9.00am New York time, 2.00pm London time, 3.00pm Stockholm time. The results announcement will be available at www.metro.lu together with a slide presentation.

Please send an email to info@metro.lu to register for the teleconference. A recording of the telephone conference will also be made available at the company's website.




For further information please visit www.metro.lu or telephone +44 20 7321 5010.


Metro is the world's largest free newspaper, publishing and distributing 25 editions in 16 countries in 14 languages: Stockholm, Prague, Gothenburg, Hungary, the Netherlands, Helsinki, Malmo, Santiago, Philadelphia, Toronto, Rome, Milan, Warsaw, Athens, Montreal, Barcelona, Boston, Madrid, Copenhagen, Aarhus, Paris, Marseille, Lyon, Hong Kong and Seoul.

Metro International S.A. `A' and `B' shares are listed on NASDAQ and the Stockholmsborsen under the symbols MTROA and MTROB.


                            Metro International S.A.
                               75, Route de Longwy
                          LU-8080 Bertrange, Luxembourg
                                  www.metro.lu

                                   SIGNATURES
         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By: /s/Anders Fullman
                                                  -----------------
                                              Name:  Anders Fullman
                                              Title: Vice President
                                                     of Metro International SA


Date:    July 17, 2003